

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 15, 2017

Via E-Mail
Michael V. Shustek
Chief Executive Officer
MVP REIT II, Inc.
8880 W. Sunset Road
Suite 340
Las Vegas, Nevada 89148

> **Re: MVP REIT II, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-Q for the period ended June 30, 2017**
> **Filed August 21, 2017**
> **Form 10-Q for the period ended September 30, 2017**
> **Filed November 15, 2017**
> **Response dated November 21, 2017**
> **File No. 000-55760**

Dear Mr. Shustek:

We have reviewed your November 21, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2017

Certifications, pages 42 and43

1. We note that the certifications included at the end of the Form 10-Q omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an abbreviated amendment to the

Form 10-Q that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities